Terms of New or Amended Securities

         On June 6, 2001, the trust commenced public offering of the Bjurman All Cap Growth Fund, a new series of the Bjurman Funds. The BJURMAN ALL CAP GROWTH FUND is a NO-LOAD fund which seeks capital appreciation through investments in the common stocks of small, mid- and large capitalization companies with market capitalizations generally in excess of $300 million at the time of investment.